SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2010
Commission File Number 000-29898
Research In Motion Limited

 (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Consolidated Financial Statements for the Three Months and Nine Months Ended November 27, 2010

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended November 27, 2010

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1
Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	November 27,	February 27,
	2010	2010
Assets
Current
Cash and cash equivalents	$1,435,437	$1,550,861
Short-term investments	340,222	360,614
Accounts receivable, net	4,100,655	2,593,742
Other receivables	239,741	206,373
Inventories	678,878	659,943
Other current assets	280,246	247,207
Deferred income tax asset	223,799	193,916

	7,298,978	5,812,656
Long-term investments	695,698	958,248

Property, plant and equipment, net	2,342,993	1,956,581

Intangible assets, net	1,372,300	1,326,363

Goodwill	375,428	150,561

	$12,085,397	$10,204,409

Liabilities
Current

Accounts payable	$1,274,887	$615,620
Accrued liabilities	2,277,761	1,638,260
Income taxes payable	187,650	95,650
Deferred revenue	89,804	67,573
Deferred income tax liability	4,282	14,674

	3,834,384	2,431,777
Deferred income tax liability	216,865	141,382

Income taxes payable	29,741	28,587

	4,080,990	2,601,746

Commitments and contingencies

Shareholders’ Equity
Capital stock
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable.	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares. Issued - 521,775,969 voting common shares (February 27, 2010 - 557,328,394)	2,094,672	2,207,609
Treasury stock
November 27, 2010 - 2,503,457 (February 27, 2010 - 1,458,950)	(145,017)	(94,463)
Retained earnings	5,815,411	5,274,365
Additional paid-in capital	195,492	164,060
Accumulated other comprehensive income	43,849	51,092

	8,004,407	7,602,663

	$12,085,397	$10,204,409

See notes to consolidated financial statements.
On behalf of the Board:

John Richardson	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Shareholders’ Equity

					Accumulated
				Additional	Other
	Capital	Treasury	Retained	Paid-In	Comprehensive
	Stock	Stock	Earnings	Capital	Income	Total

Balance as at February 27, 2010	$2,207,609	$(94,463)	$5,274,365	$164,060	$51,092	$7,602,663

Comprehensive income:
Net income	—	—	2,476,719	—	—	2,476,719
Net change in unrealized gains (losses) on available-for-sale investments	—	—	—	—	(123)	(123)
Net change in fair value of derivatives designated as cash flow hedges during the period	—	—	—	—	26,991	26,991
Amounts reclassified to income during the period	—	—	—	—	(34,111)	(34,111)

Shares issued:
Exercise of stock options	17,020	—	—	—	—	17,020
Transfers to capital stock from stock option exercises	11,167	—	—	(11,167)	—	—
Stock-based compensation	—	—	—	52,070	—	52,070
Tax benefits (deficiencies) related to stock-based compensation	—	—	—	(304)	—	(304)
Purchase of treasury stock	—	(59,721)	—	—	—	(59,721)
Release of treasury stock	—	9,167	—	(9,167)	—	—
Common shares repurchased	(141,124)	—	(1,935,673)	—	—	(2,076,797)

Balance as at November 27, 2010	$2,094,672	$(145,017)	$5,815,411	$195,492	$43,849	$8,004,407

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009
Revenue	$5,494,501	$3,924,310	$14,351,229	$10,873,512
Cost of sales	3,100,886	2,249,055	7,978,732	6,152,336

Gross margin	2,393,615	1,675,255	6,372,497	4,721,176

Operating expenses

Research and development	357,301	242,329	967,886	697,677
Selling, marketing and administration	666,086	465,717	1,695,004	1,409,756
Amortization	114,662	83,129	313,327	223,817
Litigation	—	—	—	163,800

	1,138,049	791,175	2,976,217	2,495,050

Income from operations	1,255,566	884,080	3,396,280	2,226,126

Investment income (loss)	(10,787)	6,425	4,812	23,186

Income before income taxes	1,244,779	890,505	3,401,092	2,249,312

Provision for income taxes	333,666	262,134	924,373	502,290

Net income	$911,113	$628,371	$2,476,719	$1,747,022

Earnings per share

Basic	$1.74	$1.11	$4.58	$3.08

Diluted	$1.74	$1.10	$4.56	$3.05

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	Nine Months Ended
	November 27,	November 28,
	2010	2009
Cash flows from operating activities

Net income	$2,476,719	$1,747,022

Adjustments to reconcile net income to net cash provided by operating activities:

Amortization	616,524	434,766
Deferred income taxes	24,366	2,282
Income taxes payable	1,154	4,379
Stock-based compensation	52,070	41,691
Other	22,578	(2,958)
Net changes in working capital items	(188,913)	36,341

Net cash provided by operating activities	3,004,498	2,263,523

Cash flows from investing activities

Acquisition of long-term investments	(698,672)	(605,429)
Proceeds on sale or maturity of long-term investments	698,343	430,380
Acquisition of property, plant and equipment	(735,151)	(750,954)
Acquisition of intangible assets	(192,310)	(385,548)
Business acquisitions, net of cash acquired	(332,910)	(131,541)
Acquisition of short-term investments	(410,365)	(390,389)
Proceeds on sale or maturity of short-term investments	676,766	868,066

Net cash used in investing activities	(994,299)	(965,415)

Cash flows from financing activities

Issuance of common shares	17,020	24,722
Tax benefits (deficiencies) related to stock-based compensation	(304)	2,046
Purchase of treasury stock	(59,721)	(88,813)
Common shares repurchased	(2,076,797)	(775,008)
Repayment of debt	—	(6,099)

Net cash used in financing activities	(2,119,802)	(843,152)

Effect of foreign exchange loss on cash and cash equivalents	(5,821)	(4,193)

Net increase (decrease) in cash and cash equivalents for the period	(115,424)	450,763
Cash and cash equivalents, beginning of the period	1,550,861	835,546

Cash and cash equivalents, end of the period	$1,435,437	$1,286,309

See notes to consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 27, 2010, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 27, 2010 are not necessarily indicative of the results that may be expected for the full year ending February 26, 2011.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending February 26, 2011 and February 27, 2010 comprise 52 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
Adoption of accounting pronouncements
In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance to improve disclosures about fair value measurements. The guidance amends previous literature to require an entity to provide a number of additional disclosures regarding fair value measurements including significant transfers between Level 1 and Level 2 on a gross basis and the reasons for such transfers, transfers in and out of Level 3 on a gross basis and the reasons for such transfers, the entity’s policy for recognizing transfers between Levels and to disclose information regarding purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation of recurring fair value measurements. The guidance also further clarifies existing guidance on disclosure requirements around disaggregation and valuation techniques for both recurring and non-recurring fair value measurements in either Level 2 or Level 3. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation which is effective for interim and annual periods beginning after December 15, 2010. The Company adopted this authoritative guidance in the first quarter of fiscal 2011, with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements, which the Company will adopt in the first quarter of fiscal 2012. The adoption did not have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures. The adoption of the remaining guidance in the first quarter of fiscal 2012 is not expected to have a material impact on the Company’s results of operations, financial condition and the Company’s disclosures.
In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to provide that software revenue recognition guidance should not be applied to tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As a result of this guidance, revenue from most of the Company’s devices and services, including its BlackBerry wireless devices, is no longer recognized using the industry-specific software revenue recognition guidance.
In October 2009, the FASB also issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor-specific objective evidence of selling price (“VSOE”) or acceptable third party evidence of selling price (“TPE”) does not exist for products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation for handheld devices with services. The

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance.
The new authoritative guidance described above is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 on a prospective basis for applicable transactions entered into or materially modified after February 27, 2010. The adoption did not have a material impact on the Company’s results of operations or financial condition in the first nine months of fiscal 2011, and the Company does not expect the adoption to have a material effect on financial statements in future periods.
The Company has not significantly changed its view on units of accounting, allocation of arrangement consideration to the units of accounting or the timing of revenue recognition. Due to the new authoritative guidance implemented in the first quarter of fiscal 2011, the Company has modified its revenue recognition accounting policy, which is described below.
Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Devices
Revenue from the sale of BlackBerry wireless devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued based on historical experience, as a reduction to revenue in the period in which the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.
Service
Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from technical support contracts that extends beyond the current period is recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.
Shipping and handling costs
Shipping and handling costs charged to earnings are included in cost of sales where they can be reasonably attributed to certain revenue; otherwise, they are included in selling, marketing and administration.
Multiple-element arrangements
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services and (ii) software with technical support services.
For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE. In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish selling price of each element based on TPE; however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.
The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy.
For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist or (ii) when VSOE can be established.
The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the quarter, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.
In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise’s variable interest gives it a controlling interest in the variable

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
interest entity (“VIE”). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 and the adoption did not have material impact on the Company’s results of operations and financial condition.
In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
2. CASH, CASH EQUIVALENTS, AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $15.0 million and equity method investments of $9.5 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The components of cash, cash equivalents and investments were as follows:

		Unrealized	Unrealized		Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Fair Value	Equivalents	Investments	Investments

As at November 27, 2010
Bank balances	$531,546	$—	$—	$531,546	$531,546	$—	$—
Money market fund	5,010	—	—	5,010	5,010	—	—
Bankers acceptances	80,878	2	—	80,880	80,880	—	—
Term deposits/certificates	318,068	—	(2)	318,066	302,753	15,313	—
Commercial paper	472,662	3	—	472,665	449,660	23,005	—
Non-U.S. treasury bills/notes	49,225	—	(2)	49,223	49,223	—	—
U.S. treasury bills/notes	100,243	150	(55)	100,338	—	40,140	60,198
U.S. government sponsored enterprise notes	230,734	1,422	(178)	231,978	12,656	50,099	169,223
Non-U.S. government sponsored enterprise notes	20,036	257	—	20,293	—	20,293	—
Corporate notes/bonds	375,905	4,876	(185)	380,596	3,709	188,779	188,108
Asset-backed securities	196,126	401	(133)	196,394	—	2,593	193,801
Auction-rate securities	34,603	33	—	34,636	—	—	34,636
Other investments	49,732	—	—	49,732	—	—	49,732

	$2,464,768	$7,144	$(555)	$2,471,357	$1,435,437	$340,222	$695,698

As at February 27, 2010
Bank balances	$535,445	$—	$—	$535,445	$535,445	$—	$—
Money market fund	3,278	—	—	3,278	3,278	—	—
Bankers acceptances	297,126	—	—	297,126	297,126	—	—
Term deposits/certificates	80,470	—	—	80,470	80,470	—	—
Commercial paper	507,994	6	—	508,000	472,312	35,688	—
Non-U.S. treasury bills/notes	92,272	—	—	92,272	92,272	—	—
U.S. treasury bills/notes	111,242	129	(12)	111,359	—	50,786	60,573
U.S. government sponsored enterprise notes	327,609	1,314	(13)	328,910	69,958	70,819	188,133
Non-U.S. government sponsored enterprise notes	119,522	1,276	—	120,798	—	41,158	79,640
Corporate notes/bonds	347,151	6,522	(49)	353,624	—	151,681	201,943
Asset-backed securities	393,751	5,280	(50)	398,981	—	10,482	388,499
Auction-rate securities	40,527	—	(7,688)	32,839	—	—	32,839
Other investments	6,621	—	—	6,621	—	—	6,621

	$2,863,008	$14,527	$(7,812)	$2,869,723	$1,550,861	$360,614	$958,248

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Realized gains and losses on available-for-sale securities comprise the following:

	Three Months Ended		Nine Months Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009

Realized gains	$—	$439	$1,878	$439
Realized losses	(6)	(17)	(162)	(17)

Net realized gains (losses)	$(6)	$422	$1,716	$422

The contractual maturities of available-for-sale investments as at November 27, 2010 were as follows:

	Cost Basis	Fair Value

Due in one year or less	$1,238,295	$1,239,103
Due in one to five years	554,584	559,950
Due after five years	85,601	86,016
No fixed maturity date	30,259	30,259

	$1,908,739	$1,915,328

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Investments with continuous unrealized losses for less than 12 months and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or greater		Total
		Unrealized		Unrealized		Unrealized
As at November 27, 2010	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Term deposits/certificates	$77,752	$2	$—	$—	$77,752	$2
Corporate notes/bonds	181,955	185	—	—	181,955	185
Non-U.S. government treasury bills/notes	49,223	2	—	—	49,223	2
U.S. treasury bills/notes	30,038	55	—	—	30,038	55
U.S. government sponsored enterprise notes	69,522	178	—	—	69,522	178
Asset-backed securities	109,220	133	—	—	109,220	133

	$517,710	$555	$—	$—	$517,710	$555

	Less than 12 months		12 months or greater		Total
		Unrealized		Unrealized		Unrealized
As at February 27, 2010	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Corporate notes/bonds	$93,129	$49	$—	$—	$93,129	$49
U.S. treasury bills/notes	91,109	12	—	—	91,109	12
U.S. government sponsored enterprise notes	57,537	13	—	—	57,537	13
Asset-backed securities	18,820	50	—	—	18,820	50
Auction-rate securities	—	—	32,839	7,688	32,839	7,688

	$260,595	$124	$32,839	$7,688	$293,434	$7,812

During the three months ended November 27, 2010, the Company recognized an other-than-temporary impairment charge on its auction rate securities in the amount of $5.9 million as a result of the lack of continuing liquidity in these securities. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheet.
During the three months ended November 27, 2010, the Company also recognized an other-than-temporary impairment charge of $10.8 million against a portion of its claim on Lehman Brothers International (Europe) (“LBIE”) trust assets. These assets are represented by principal and interest payments from matured investments that were originally held at LBIE at the time of bankruptcy. The Company has classified $25.2 million of these holdings as other investments on the consolidated balance sheet as at November 27, 2010. Previously, these holdings were classified as bank balances on the consolidated balance sheet as at February 27, 2010. The classification change is represented in the consolidated statement of cash flows for the nine months ended November 27, 2010 as an acquisition of long-term investments.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
3. FAIR VALUE MEASUREMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.
The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.
For bankers’ acceptances, term deposits/certificates and commercial paper, the independent third party utilizes amortized cost as the short-term nature of the securities approximates fair value. For corporate notes/bonds (other than those classified as Level 3), U.S. treasury bills/notes, non-U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.
The Company corroborates the fair values provided by the independent third party for bankers’ acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers’ acceptances held by the Company are all issued by major banking organizations and all have investment grade ratings.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by financing or capital organizations and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the Federal and/or Provincial Governments of Canada and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes issued by government organizations such as Freddie Mac and Fannie Mae and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by European countries and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party for asset backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset backed securities held by the Company are

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
issued by government or consumer agencies and are primarily backed by commercial mortgages, residential mortgages backed by government agencies, automobile loans and credit card debt. All asset backed securities held by the Company have investment grade ratings.
Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated via cash flow pricing methodology using unobservable inputs such as actual monthly interest and principal payments received, maturity rates of holdings, historical prices realized on sales, defaults experienced, maturity extension risk, pricing for similar securities, collateral value, and recovery value for similar securities. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle. The fair value includes an impairment charge of $3.8 million recognized in 2008.
The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows. The fair value includes an impairment charge of $5.9 million recognized in the three months ended November 27, 2010 as discussed in note 2.
The fair value of other investments is represented by the trust claim on LBIE bankruptcy assets and is estimated using unobservable inputs such as estimated recovery values and prices observed on market activity for similar LBIE bankruptcy claims. The fair value includes an impairment charge of $10.8 million recognized in the three months ended November 27, 2010 as discussed in note 2.
The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at November 27, 2010	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$5,010	$—	$—	$5,010
Banker acceptances	—	80,880	—	80,880
Term deposits/certificates	—	318,066	—	318,066
Commercial paper	—	472,665	—	472,665
Non-U.S. treasury bills/notes	—	49,223	—	49,223
U.S. treasury bills/notes	—	100,338	—	100,338
U.S. government sponsored enterprise notes	—	231,978	—	231,978
Non-U.S. government sponsored enterprise notes	—	20,293	—	20,293
Corporate notes/bonds	—	368,832	11,764	380,596
Asset-backed securities	—	196,394	—	196,394
Auction-rate securities	—	—	34,636	34,636
Other investments	—	—	25,249	25,249

Total available-for-sale investments	$5,010	$1,838,669	$71,649	$1,915,328
Currency forward contracts	—	101,165	—	101,165
Currency options contracts	—	13,353	—	13,353

Total assets	$5,010	$1,953,187	$71,649	$2,029,846

Liabilities
Currency forward contracts	$—	$35,952	$—	$35,952
Currency option contracts	—	5,603	—	5,603

Total liabilities	$—	$41,555	$—	$41,555

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

As at February 27, 2010	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$3,278	$—	$—	$3,278
Bankers acceptances	—	297,126	—	297,126
Term deposits/certificates	—	80,470	—	80,470
Commercial paper	—	508,000	—	508,000
Non-U.S. treasury bills/notes	—	92,272	—	92,272
U.S. treasury bills/notes	—	111,359	—	111,359
U.S. Government sponsored enterprise notes	—	328,910	—	328,910
Non-U.S. government sponsored enterprise notes	—	120,798	—	120,798
Corporate notes/bonds	—	338,496	15,128	353,624
Asset-backed securities	—	398,981	—	398,981
Auction-rate securities	—	—	32,839	32,839

Total available-for-sale investments	$3,278	$2,276,412	$47,967	$2,327,657
Currency forward contracts	—	97,261	—	97,261

Total assets	$3,278	$2,373,673	$47,967	$2,424,918

Liabilities
Currency forward contracts	$—	$6,164	$—	$6,164

Total liabilities	$—	$6,164	$—	$6,164

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended November 27, 2010:

	Three Months Ended		Nine Months Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009

Balance, beginning of period	$45,566	$49,426	$47,967	$51,544
Accrued interest	(1)	(1)	6	3
Transfers into (out of) Level 3	26,084	(652)	23,676	(2,774)

Balance, end of period	$71,649	$48,773	$71,649	$48,773

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. During the nine months ended November 27, 2010, the Company transferred $25.2 million into Level 3 from bank balances representing the trust claim on LBIE bankruptcy assets. There were no other significant transfers in or out of Level 1, Level 2 or Level 3 during the period.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
4. INVENTORIES
Inventories were comprised of the following:

	November 27,	February 27,
	2010	2010

Raw materials	$524,991	$490,063
Work in process	221,996	231,939
Finished goods	120,731	55,400
Provision for excess and obsolete inventories	(188,840)	(117,459)

	$678,878	$659,943

5. PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment were comprised of the following:

	As at November 27, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$113,938	$—	$113,938
Buildings, leaseholds and other	1,045,871	155,662	890,209
BlackBerry operations and other information technology	1,656,807	677,051	979,756
Manufacturing equipment	371,983	247,216	124,767
Furniture and fixtures	420,913	186,590	234,323

	$3,609,512	$1,266,519	$2,342,993

	As at February 27, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Land	$96,954	$—	$96,954
Buildings, leaseholds and other	934,047	115,216	818,831
BlackBerry operations and other information technology	1,152,637	484,180	668,457
Manufacturing equipment	347,692	182,228	165,464
Furniture and fixtures	346,641	139,766	206,875

	$2,877,971	$921,390	$1,956,581

As at November 27, 2010, $31.7 million of land and building continues to be classified as an asset held for sale and accordingly remains classified as other current assets.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
6. INTANGIBLE ASSETS, NET
Intangible assets were comprised of the following:

	As at November 27, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Acquired technology	$282,449	$104,604	$177,845
Licenses	772,041	345,036	427,005
Patents	1,016,947	249,497	767,450

	$2,071,437	$699,137	$1,372,300

	As at February 27, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Acquired technology	$165,791	$70,777	$95,014
Licenses	711,969	196,618	515,351
Patents	889,467	173,469	715,998

	$1,767,227	$440,864	$1,326,363

During the nine months ended November 27, 2010, additions to intangible assets primarily consisted of certain patents acquired as a result of a Settlement and License Agreement entered into by the Company and Motorola, Inc., as well as agreements with third parties totaling approximately $63.9 million for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 7.
Based on the carrying value of the intangible assets as at November 27, 2010 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2011 and each of the succeeding years is as follows: 2011 - $125 million; 2012 - $327 million; 2013 - $280 million; 2014 - $180 million and 2015 - $98 million.
7. BUSINESS ACQUISITIONS
On August 20, 2010, the Company purchased for cash consideration 100% of the shares of a company whose acquired technologies will enhance the Company’s ability to manage application store fronts and data collection.
On July 12, 2010, the Company purchased for cash consideration certain assets of a company whose acquired technologies will enhance document access and handling capabilities.
On June 1, 2010, the Company purchased for cash consideration 100% of the common shares of QNX Software Systems (“QNX”) for $200.1 million. QNX’s proprietary software will be incorporated into the Company’s products.
On March 26, 2010, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table summarizes the fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the nine months ended November 27, 2010:

Assets purchased
Current assets	$11,048
Property, plant and equipment	4,748
Other assets	16
Acquired technology	116,658
Patents	12
Goodwill (1)	224,867

357,349

Liabilities assumed	6,841
Deferred income tax liability	12,886

19,727

Net non-cash assets acquired	337,622

Cash acquired	467

Net assets acquired	$338,089

Consideration

Cash consideration	$333,377
Contingent consideration, net(2)	4,712

$338,089

(1)	Represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases. Goodwill as a result of certain assets purchased is expected to be deductible for tax purposes in the amount of approximately $19.7 million.

(2)	The Company has agreed to additional consideration contingent upon the achievement of certain agreed upon technology and working capital milestones, and earnings targets.
The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
During the nine months ended November 27, 2010, the Company expensed $1.4 million of acquisition related costs due to the above acquisitions, which were recognized in selling, marketing and administration expense in the period. The remaining weighted average amortization period of the acquired technology at November 27, 2010 was approximately 4.0 years.
Pro forma results of operations for the acquisitions have not been presented because the effects of the operations are not considered to be material to the Company’s consolidated results of operations and financial condition.
8. PRODUCT WARRANTY
The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.
The change in the Company’s warranty expense and actual warranty experience for the nine months ended November 27, 2010 as well as the accrued warranty obligations as at November 27, 2010 are set forth in the following table:

Accrued warranty obligations as at February 27, 2010	$252,317
Warranty costs incurred for the nine months ended November 27, 2010	(468,140)
Warranty provision for the nine months ended November 27, 2010	580,324
Adjustments for changes in estimate for the nine months ended November 27, 2010	55,747

Accrued warranty obligations as at November 27, 2010	$420,248

9. INCOME TAXES
For the nine months ended November 27, 2010, the Company’s net income tax expense was $924.4 million or a net effective income tax rate of 27.2% compared to a net income tax expense of $502.3 million or a net effective income tax rate of 22.3% in the nine months ended November 28, 2009. On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed RIM to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $145.0 million related to the enactment of the functional currency rules in the first nine months of fiscal 2010.
The Company has not recorded a valuation allowance against its deferred income tax assets (November 28, 2009 - $nil).
The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company’s total unrecognized income tax benefits as at November 27, 2010 was $168.7 million (February 27, 2010 - $161.2 million). The increase in unrecognized income tax benefits in the nine months ended November 27, 2010 primarily relates to an increase in uncertain tax positions related to prior periods offset by the settlement of an uncertain tax position in the current fiscal year.
As at November 27, 2010, the total unrecognized income tax benefit of $168.7 million includes approximately $118.5 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $50.2 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet.
The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at November 27, 2010 were $168.7 million (February 27, 2010 - $161.2 million).
A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2003 - 2010
United States (1)	Fiscal 2008 - 2010
United Kingdom	Fiscal 2004 - 2010

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its results of operations and financial condition. The Company believes it is reasonably possible that approximately $8.2 million of its gross unrecognized income tax benefits will decrease in the next twelve months.
The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at November 27, 2010 was approximately $11.1 million (February 27, 2010 - approximately $9.3 million). The amount of penalties accrued as at November 27, 2010 and February 27, 2010 was nil.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
10. STOCK-BASED COMPENSATION
Stock Option Plan
The Company recorded compensation expense and a credit to paid-in-capital of $7.5 million and $23.3 million for the three and nine months ended November 27, 2010 ($9.1 million and $28.0 million, respectively, for the three and nine months ended November 28, 2009) with respect to stock options.
The Company has presented tax benefits (deficiencies) from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.
Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 5.3 million stock options vested and not exercised as at November 27, 2010. There are 13.8 million stock options available for future grants under the stock option plan.
In fiscal 2010, the Company completed the repricing to a higher exercise price of certain of its outstanding stock options. This repricing followed a voluntary internal review by the Company of its historical stock option granting practices. Repriced options in fiscal 2010, which were all done on a voluntary basis between the Company and the option holder, included 27 stock option grants to 25 individuals in respect of options to acquire 456,800 common shares. As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.
As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM expired in satisfaction of the undertakings not to exercise options. The remaining options subject to the undertakings are shown as outstanding, vested and exercisable as at November 27, 2010 in the table below and expire at specified dates between November 28, 2010 and October 2013.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of option activity since February 27, 2010 is shown below:

	Options Outstanding
		Weighted-	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	(in 000’s)	Price	Life in Years	Value

Balance as at February 27, 2010	9,023	$44.18

Exercised during the period	(1,646)	10.31
Forfeited/cancelled/expired during the period	(192)	81.06

Balance as at November 27, 2010	7,185	$52.72	2.07	$142,351

Vested and expected to vest as at November 27, 2010	7,043	$52.27	2.04	$141,480

Exercisable as at November 27, 2010	5,261	$44.45	1.61	$130,522

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on the last trading day for the nine months ended November 27, 2010 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on the last trading day for the nine months November 27, 2010. The intrinsic value of stock options exercised during the nine months ended November 27, 2010, calculated using the average market price during the period, was approximately $48.23 per share.
A summary of unvested stock options since February 27, 2010 is shown below:

	Options Outstanding
		Weighted
		Average
		Grant
	Number	Date Fair
	(in 000’s)	Value

Balance as at February 27, 2010	3,056	$32.44

Vested during the period	(1,020)	27.46
Forfeited during the period	(112)	30.52

Balance as at November 27, 2010	1,924	$35.19

As at November 27, 2010, there was $51.3 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.5 years. The total fair value of stock options vested during the nine months ended November 27, 2010 was $28.0 million. Cash received from the stock options exercised for the nine months ended November 27, 2010 was $17.0 million (November 28, 2009 — $24.7 million). Tax deficiencies incurred by the Company related to the stock options exercised was $0.3 million for the nine months ended November 27, 2010 (November 28, 2009 — tax benefits realized of $2.1 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
During the nine months ended November 27, 2010, there were no stock options granted. During the nine months ended November 28, 2009, there were 559,000 options granted. The weighted-average fair value of the stock options granted during the nine months ended November 28, 2009 was calculated using the BSM option-pricing model with the following assumptions:

Nine Months
Ended
November 28,
2009
Number of options granted (000’s)	559

Weighted-average grant date fair value of stock options granted during the period	$33.02

Assumptions:
Risk-free interest rate	1.8%
Expected life in years	4.2
Expected dividend yield	0.0%
Volatility	65.2%
At the time the stock options were granted, the Company had no current expectation of paying cash dividends on its common shares and the risk-free interest rates utilized during the life of the stock options was based on a U.S. Treasury security for an equivalent period. In addition, the Company estimated the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this was a better indicator of expected volatility going forward. Finally, the expected life of stock options granted under the plan was based on historical exercise patterns, which the Company believes were representative of future exercise patterns.
Restricted Share Unit Plan
The Company recorded compensation expense with respect to Restricted Shares Units (“RSUs”) of $11.8 million and $28.7 million in the three and nine months ended November 27, 2010 ($6.9 million and $13.7 million for the three and nine months ended November 28, 2009).
During the nine months ended November 27, 2010, a trustee selected by the Company purchased 1,191,084 common shares for total consideration of approximately $59.7 million to comply with its obligations to deliver shares upon vesting (1,375,700 common shares were purchased for cash consideration of approximately $88.8 million during the nine months ended November 28, 2009). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of RSU activity since February 27, 2010 is shown below:

	RSUs Outstanding
		Weighted
		Average	Average Remaining	Aggregate
	Number	Grant Date	Contractual	Instrinsic
	(in 000’s)	Fair Value	Life in Years	Value

Balance as at February 27, 2010	1,449	$66.09

Granted during the period	1,223	48.41
Vested during the period	(147)	66.65
Cancelled during the period	(49)	60.91

Balance as at November 27, 2010	2,476	$57.43	2.09	$146,558

Expected to vest as at November 27, 2010	2,289	$57.58	2.07	$135,499

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on the last trading day for the nine months ended November 27, 2010) that would have been received by RSU holders if all RSUs had been redeemed on the last trading day for the nine months ended November 27, 2010.
As of November 27, 2010, there was $91.3 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.6 years.
Deferred Share Unit Plan
The Company issued 13,261 Deferred Share Units (“DSUs”) in the nine months ended November 27, 2010. There are 48,063 DSUs outstanding as at November 27, 2010 (November 28, 2009 — 31,444). The Company had a liability of $2.9 million in relation to the Deferred Share Unit Plan as at November 27, 2010 (November 28, 2009 — $1.9 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
11. CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the nine months ended November 27, 2010:

	Capital Stock		Treasury Stock
	Shares		Shares
	Outstanding		Outstanding
	(000’s)	Amount	(000’s)	Amount

Common shares outstanding as at February 27, 2010	557,329	$2,207,609	1,459	$(94,463)

Exercise of stock options	1,646	17,020	—	—
Transfers to capital stock resulting from stock option exercises	—	11,167	—	—
Common shares repurchased	(37,199)	(141,124)	—	—
Purchase of treasury stock	—	—	1,191	(59,721)
Release of treasury stock	—	—	(147)	9,167

Common shares outstanding as at November 27, 2010	521,776	$2,094,672	2,503	$(145,017)

On November 4, 2009, the Company’s Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the “2010 Repurchase Program”). The Company repurchased 5.9 million common shares at a cost of $409.9 million during the three months ended May 29, 2010. There was a reduction of $22.5 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387.4 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled. Under the 2010 Repurchase Program, the Company has repurchased a total of 18.2 million common shares for an aggregate cost of $1.19 billion, resulting in the effective completion of the 2010 Repurchase Program.
On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares (the “2011 Repurchase Program”). Under the 2011 Repurchase Program, during the nine months ended November 27, 2010, the Company repurchased and cancelled 31.3 million common shares at a cost of $1.67 billion, resulting in the effective completion of the 2011 Repurchase Program. There was a reduction of $118.6 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $1.55 billion was charged to retained earnings.
The Company had 521.8 million voting common shares outstanding, 7.2 million stock options to purchase voting common shares outstanding, 2.5 million RSUs outstanding and 48,063 DSUs outstanding as at December 14, 2010.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
12. EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009

Net income for basic and diluted earnings per share available to common shareholders	$911,113	$628,371	$2,476,719	$1,747,022

Weighted-average number of shares outstanding (000’s) — basic	522,436	566,277	540,394	566,951

Effect of dilutive securities (000’s) — stock-based compensation	1,970	4,652	2,630	5,657

Weighted-average number of shares and assumed conversions (000’s) — diluted	524,406	570,929	543,024	572,608

Earnings per share — reported
Basic	$1.74	$1.11	$4.58	$3.08
Diluted	$1.74	$1.10	$4.56	$3.05
13. COMPREHENSIVE INCOME
The components of comprehensive income are shown in the following tables:

	Three Months Ended
	November 27,	November 28,
	2010	2009

Net income	$911,113	$628,371
Net change in unrealized gains on available-for-sale investments	5,547	1,375
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax of $818 (November 28, 2009 - income tax recovery of $4,047)	111	(12,212)
Amounts reclassified to earnings during the period, net of income tax recovery of $7,787 (November 28, 2009 - income tax recovery of $5,247)	20,632	13,960

Comprehensive income	$937,403	$631,494

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Nine Months Ended
	November 27,	November 28,
	2010	2009

Net income	$2,476,719	$1,747,022
Net change in unrealized gains (losses) on available-for-sale investments	(123)	8,912
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax of $11,594 (November 28, 2009 - income tax recovery of $13,863)	26,991	(41,099)
Amounts reclassified to earnings during the period, net of income tax of $14,045 (November 28, 2009 - income tax recovery of $10,873)	(34,111)	26,890

Comprehensive income	$2,469,476	$1,741,725

The components of accumulated other comprehensive income are as follows:

	As at
	November 27,	February 27,
	2010	2010

Accumulated net unrealized gains on available-for-sale investments	$6,592	$6,715
Accumulated net unrealized gains on derivative instruments designated as cash flow hedges	37,257	44,377

Total accumulated other comprehensive income	$43,849	$51,092

The components of unrealized gains (losses) on derivative instruments are as follows:

	As at
	November 27,	February 27,
	2010	2010

Unrealized gains included in other current assets	$114,518	$97,261
Unrealized losses included in accrued liabilities	(41,555)	(6,164)

Net fair value of unrealized gains on derivative instruments	$72,963	$91,097

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
14. FOREIGN EXCHANGE GAINS AND LOSSES
Selling, marketing and administration expense for the three and nine months ended November 27, 2010 included $2.0 million and $1.7 million with respect to foreign exchange gains, respectively (three and nine months ended November 28, 2009 — foreign exchange losses of $0.5 million and $56.0 million, respectively). In the first quarter of fiscal 2010, the company recorded a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s risk management foreign currency hedging program. With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars, to the U.S. dollar (the Company’s functional currency), with an effective date being the beginning of fiscal 2009. The gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout fiscal 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010.
15. COMMITMENTS AND CONTINGENCIES
(a) Credit Facility
The Company has $150.0 million in unsecured demand credit facilities (the “facilities”) to support and secure operating and financing requirements. As at November 27, 2010, the Company has utilized $7.5 million of the facilities for outstanding letters of credit and $142.5 million of the facilities are unused.
(b) Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
16. DERIVATIVE FINANCIAL INSTRUMENTS
Values of derivative instruments outstanding were as follows:

	As at November 27, 2010
	Notional	Estimated
Assets (Liabilities)	Amount	Fair Value

Currency forward contracts — asset	$3,427,556	$101,165
Currency option contracts — asset	$257,400	$13,353
Currency forward contracts — liability	$1,818,098	$(35,952)
Currency option contracts — liability	$262,687	$(5,603)

	As at February 27, 2010
	Notional	Estimated
Assets (Liabilities)	Amount	Fair Value

Currency forward contracts — asset	$2,630,304	$97,261
Currency forward contracts — liability	$574,776	$(6,164)
Foreign Exchange
The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.
The majority of the Company’s revenues in the three and nine months ended November 27, 2010 are transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.
The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company did not reclassify any significant gains (losses) from accumulated other comprehensive income into income as a result of the de-designation of any derivative instrument as a hedge during the nine months ended November 27, 2010.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.
The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at November 27, 2010 and November 28, 2009, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from December 2010 to April 2013. As at November 27, 2010, the net unrealized gains on these forward contracts was $52.2 million (February 27, 2010 — net unrealized gains of $62.2 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. As at November 27, 2010, the Company estimates that approximately $44.2 million of net unrealized gains on these forward contracts will be reclassified into income within the next twelve months.
The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	November 27, 2010		February 27, 2010
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value
Currency forward contracts — asset	Other current assets	$70,077	Other current assets	$66,246
Currency option contracts — asset	Other current assets	$13,353	Other current assets	$—
Currency forward contracts — liability	Accrued liabilities	$25,654	Accrued liabilities	$4,039
Currency option contracts — liability	Accrued liabilities	$5,603	Accrued liabilities	$—

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three and nine months ended November 27, 2010:

		Location of Gain (Loss)	Amount of Gain (Loss) Reclassified from
	Amount of Gain	Reclassified from	Accumulated OCI into Income (Effective
	Recognized in OCI on	Accumulated OCI into	Portion)
	Derivative Instruments	Income (Effective	Three Months Ended	Nine Months Ended
	(Effective Portion)	Portion)	November 27, 2010	November 27, 2010
Currency Forward Contracts	$10,578	Revenue	$(35,266)	$24,918
Currency Option Contracts	$7,749	Revenue	$—	$—
Currency Forward Contracts	$8,052	Cost of sales	$1,406	$5,885
Currency Forward Contracts	$11,658	Selling, marketing and administration	$2,703	$7,170
Currency Forward Contracts	$14,136	Research and development	$2,737	$10,183
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three and nine months ended November 28, 2009:

		Location of Gain (Loss)	Amount of Gain (Loss) Reclassified from
	Amount of Gain (Loss)	Reclassified from	Accumulated OCI into Income (Effective
	Recognized in OCI on	Accumulated OCI into	Portion)
	Derivative Instruments	Income (Effective	Three Months Ended	Nine Months Ended
	(Effective Portion)	Portion)	November 28, 2009	November 28, 2009
Currency Forward Contracts	$(32,067)	Revenue	$(25,873)	$(38,011)
Currency Forward Contracts	$4,124	Cost of sales	$2,198	$1,190
Currency Forward Contracts	$2,750	Selling, marketing and administration	$1,744	$576
Currency Forward Contracts	$6,673	Research and development	$3,557	$581
As part of its foreign exchange hedging strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from December 2010 to June 2011. As at November 27, 2010, net unrealized gains of $20.8 million were recorded in respect of these instruments (February 27, 2010 — net unrealized gains of $28.9 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	November 27, 2010		February 27, 2010
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value
Currency forward contracts — asset	Other current assets	$31,088	Other current assets	$31,014
Currency forward contracts — liability	Accrued liabilities	$10,298	Accrued liabilities	$2,126
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and nine months ended November 27, 2010:

		Amount of Gain (Loss) in Income on
		Derivative Instruments
	Location of Gain (Loss) Recognized in	Three Months Ended	Nine Months Ended
	Income on Derivative Instruments	November 27, 2010	November 27, 2010
Currency forward contracts	Selling, marketing and administration	$(18,210)	$8,981
Currency option contracts	Selling, marketing and administration	$323	$1,330
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and nine months ended November 28, 2009:

		Amount of Loss in Income on Derivative
		Instruments
	Location of Loss Recognized in Income	Three Months Ended	Nine Months Ended
	on Derivative Instruments	November 28, 2009	November 28, 2009
Currency forward contracts	Selling, marketing and administration	$(18,362)	$(118,774)
Credit
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 27, 2010, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 23% (February 27, 2010 — 24%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 27, 2010, no single issuer represented more than 10.0% of the total cash, cash

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
equivalents and investments (November 28, 2009 — no single issuer represented more than 10.8% of the total cash, cash equivalents and investments).
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.
17. SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.
Revenue, classified by major geographic segments in which our customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009

Revenue

Canada	$505,542	$256,610	$1,025,213	$601,557
United States	1,882,769	2,224,895	6,177,271	6,736,670
United Kingdom	685,206	376,379	1,583,344	960,053
Other	2,420,984	1,066,426	5,565,401	2,575,232

	$5,494,501	$3,924,310	$14,351,229	$10,873,512

Revenue

Canada	9.2%	6.5%	7.1%	5.5%
United States	34.3%	56.7%	43.0%	62.0%
United Kingdom	12.4%	9.6%	11.1%	8.8%
Other	44.1%	27.2%	38.8%	23.7%

	100.0%	100.0%	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Three Months Ended		Nine Months Ended
	November 27,	November 28,	November 27,	November 28,
	2010	2009	2010	2009

Revenue mix

Devices	$4,484,399	$3,206,962	$11,474,906	$8,861,364
Service	834,745	566,791	2,298,735	1,518,074
Software	77,818	67,189	213,832	190,045
Other	97,539	83,368	363,756	304,029

	$5,494,501	$3,924,310	$14,351,229	$10,873,512

	As at
	November 27,	February 27,
	2010	2010

Property, plant and equipment, intangible assets and goodwill

Canada	$3,096,346	$2,605,267
United States	807,492	682,291
United Kingdom	41,756	46,009
Other	145,127	99,938

	$4,090,721	$3,433,505

Total assets

Canada	$5,499,526	$4,502,522
United States	4,092,574	4,059,174
United Kingdom	1,772,905	1,195,534
Other	720,392	447,179

	$12,085,397	$10,204,409

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
18. CASH FLOW INFORMATION
Cash flows resulting from net changes in working capital items are as follows:

	Nine Months Ended
	November 27,	November 28,
	2010	2009

Accounts receivable, net	$(1,498,353)	$(599,282)
Other receivables	(32,437)	(48,374)
Inventories	(18,864)	31,576
Other current assets	(2,368)	57
Accounts payable	658,973	367,076
Accrued liabilities	590,819	490,826
Income taxes payable	91,204	(221,873)
Deferred revenue	22,113	16,335

	$(188,913)	$36,341

DOCUMENT 2
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 27, 2010
December 17, 2010
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and nine months ended November 27, 2010 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 27, 2010. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and nine months ended November 27, 2010 and up to and including December 17, 2010.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010, can be found on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;

•	the Company’s expectations regarding new product introductions;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in average selling price (“ASP”);

•	the Company’s expectations regarding gross margin;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	the potential impact of copyright levies in numerous countries;

•	RIM’s ability to enhance current products and develop new products on a timely basis;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities and/or meet RIM’s quality requirements;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	the occurrence or perception of a breach of RIM’s security measures, or inappropriate disclosure of confidential or personal information;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	regulation, certification and health risks, and risks relating to the potential misuse of RIM’s products;

•	proposed U.S. regulatory development regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries that could affect the sourcing and availability of minerals used in the manufacture of RIM’s products;

2

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims as part of RIM’s operations;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

•	liabilities or additional costs that could result from the collection, storage, transmission, use and distribution of user and personal information;

•	expansion and availability of attractive content for BlackBerry App World™;

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base; and

•	risks related to RIM’s historical stock option granting practices.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless HandheldTM product line, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, web-browsing capability and enable the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry devices also include multimedia capabilities.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).
On September 27, 2010, the Company announced the WiFi enabled BlackBerry® PlayBook™ tablet. RIM has announced that it intends to also offer models incorporating wide area mobile connectivity in the future. As is common practice in this industry sector, as part of the PlayBook™ offering, the Company plans to provide users with the right to receive unspecified software upgrades in addition to the hardware and therefore has two deliverables, at a minimum, in arrangements for the sale of each unit. The first deliverable is the physical PlayBook™ unit along with the software that is essential to its functionality. The second deliverable is the right to receive unspecified software upgrades, on a “when-and-if-available” basis. The Company will be required to allocate revenue between these two deliverables using the relative selling price method and will not recognize all revenue at the time of the initial sale of the product into the channel as it does with the BlackBerry smartphone products. The revenue associated with the unspecified upgrades will be deferred and recognized over the period in which the rights to receive these upgrades are available to users. The Company expects the proportional amount allocated to the unspecified software upgrades and the corresponding recognition period to be similar to other vendors within the industry. Other factors, contractual arrangements and bundled offerings associated with PlayBook™ may also affect the timing of revenue recognition.
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 27, 2010, except as noted below.
In October 2009, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to provide that software revenue recognition guidance should not be applied to tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As a result of this guidance, revenue from most of the Company’s devices and services, including its BlackBerry wireless devices, is no longer recognized using the industry-specific software revenue recognition guidance.
In October 2009, the FASB also issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor-specific objective evidence of selling price (“VSOE”) or acceptable third party evidence of selling price (“TPE”) does not exist for products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation for handheld devices with services. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance.
The new authoritative guidance described above is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted this authoritative guidance in the first quarter of fiscal 2011 on a prospective basis for applicable transactions entered into or materially modified after February 27, 2010. The adoption did not have a material impact on the Company’s results of operations or financial condition in the first nine months of fiscal 2011, and the Company does not expect the adoption to have a material effect on financial statements in future periods.
The Company has not significantly changed its view on units of accounting, allocation of arrangement consideration to the units of accounting or the timing of revenue recognition. Due to the new authoritative guidance implemented in the first quarter of fiscal 2011, the Company has modified its revenue recognition accounting policy, which is described below.
Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Devices
Revenue from the sale of BlackBerry wireless devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance. The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs. The estimated cost of the incentive programs is accrued based on historical experience, as a reduction to revenue in the period in which the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.
Service
Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from technical support contracts that extends beyond the current period is recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.
Shipping and handling costs
Shipping and handling costs charged to earnings are included in cost of sales where they can be reasonably attributed to certain revenue; otherwise, they are included in selling, marketing and administration.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Multiple-element arrangements
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services; and (ii) software with technical support services.
For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using VSOE. In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish selling price of each element based on TPE; however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis.
The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with, and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy.
For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist or (ii) when VSOE can be established.
The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. There were no material impacts to the amount of revenue recognized during the quarter, nor does the Company expect a material impact in the near term, from changes in VSOE, TPE or BESP.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Results of Operations
Third quarter of fiscal 2011 compared to the third quarter of fiscal 2010
The following table sets forth certain unaudited consolidated statement of operations data and consolidated balance sheet data, which is expressed in thousands of dollars, except for share and per share amounts, and as a percentage of revenue, as at, and for the three months ended November 27, 2010 and November 28, 2009:

	As at and for the Three Months Ended
					Change
					Fiscal
	November 27, 2010		November 28, 2009		2011/2010
	(in thousands, except for per share amounts)
Revenue	$5,494,501	100.0%	$3,924,310	100.0%	$1,570,191
Cost of sales	3,100,886	56.4%	2,249,055	57.3%	851,831

Gross margin	2,393,615	43.6%	1,675,255	42.7%	718,360

Operating expenses

Research and development	357,301	6.5%	242,329	6.2%	114,972
Selling, marketing and administration	666,086	12.1%	465,717	11.9%	200,369
Amortization	114,662	2.1%	83,129	2.1%	31,533

	1,138,049	20.7%	791,175	20.2%	346,874

Income from operations	1,255,566	22.9%	884,080	22.5%	371,486
Investment income (loss)	(10,787)	-0.2%	6,425	0.2%	(17,212)

Income before income taxes	1,244,779	22.7%	890,505	22.7%	354,274
Provision for income taxes	333,666	6.1%	262,134	6.7%	71,532

Net income	$911,113	16.6%	$628,371	16.0%	$282,742

Earnings per share
Basic	$1.74		$1.11		$0.63

Diluted	$1.74		$1.10		$0.64

Weighted-average number of shares outstanding (000’s)
Basic	522,436		566,277
Diluted	524,406		570,929

Total assets	$12,085,397		$9,704,483		$2,380,914
Total liabilities	$4,080,990		$2,883,992		$1,196,998
Total long-term liabilities	$246,606		$131,616		$114,990
Shareholders’ equity	$8,004,407		$6,820,491		$1,183,916

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the third quarter of fiscal 2011 was $5.49 billion, an increase of approximately $1.57 billion, or 40.0%, from $3.92 billion in the third quarter of fiscal 2010. The number of BlackBerry wireless devices sold increased by approximately 4.1 million, or 41%, to approximately 14.2 million in the third quarter of fiscal 2011, compared to approximately 10.1 million in the third quarter of fiscal 2010. Device revenue increased by $1.28 billion, or 39.8%, to $4.48 billion, primarily reflecting the higher number of devices sold. Service revenue increased by $268.0 million to $834.7 million, reflecting the increase of approximately 19 million net new BlackBerry subscriber accounts since the third quarter of fiscal 2010. The total BlackBerry subscriber account base increased to over 55 million as a result of approximately 5.1 million net subscriber account additions in the third quarter of fiscal 2011. Software revenue increased by $10.6 million to $77.8 million in the third quarter of fiscal 2011 and other revenue increased by $14.1 million to $97.5 million in the third quarter of fiscal 2011.
The Company’s net income for the third quarter of fiscal 2011 was $911.1 million, an increase of $282.7 million, or 45.0%, compared to net income of $628.4 million in the third quarter of fiscal 2010. The $282.7 million increase in net income in the third quarter of fiscal 2011 primarily reflects an increase in gross margin in the amount of $718.4 million, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $346.9 million in the Company’s operating expenses, and an increase of $71.5 million in the provision for income taxes.
Basic earnings per share (“basic EPS”) was $1.74 and diluted earnings per share (“diluted EPS”) was $1.74 in the third quarter of fiscal 2011, an increase of 56.8% and 58.2%, respectively, compared to $1.11 basic EPS and $1.10 diluted EPS in the third quarter of fiscal 2010.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
On June 24, 2010, the Company’s Board of Directors authorized a share repurchase program to purchase for cancellation up to approximately 31 million common shares (the “2011 Repurchase Program”). In the third quarter of fiscal 2011, the Company repurchased 2.9 million common shares at a cost of $133.2 million pursuant to the 2011 Repurchase Program. Since the inception of the 2011 Repurchase Program, the Company has repurchased a total of 31.3 million common shares for an aggregate cost of $1.67 billion, resulting in the effective completion of the 2011 Repurchase Program. All common shares repurchased by the Company pursuant to the 2011 Repurchase program have been cancelled. Shareholders may obtain, without charge, a copy of the Notice of Intention to make a Normal Course Issuer Bid that the Company filed with the Toronto Stock Exchange in connection with the 2011 Repurchase Program upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, Canada, N2L 3W8.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended November 27, 2010 compared to the three months ended November 28, 2009
Revenue
Revenue for the third quarter of fiscal 2011 was $5.49 billion, an increase of approximately $1.57 billion, or 40.0%, from $3.92 billion in the third quarter of fiscal 2010.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	Three Months Ended
	November 27, 2010		November 28, 2009		Change Fiscal 2011/2010

Millions of devices sold	14.2		10.1		4.1	41%

Average Selling Price	$315		$315		$—	—

Revenue (in thousands)

Devices	$4,484,399	81.6%	$3,206,962	81.7%	$1,277,437	39.8%
Service	834,745	15.2%	566,791	14.4%	267,954	47.3%
Software	77,818	1.4%	67,189	1.7%	10,629	15.8%
Other	97,539	1.8%	83,368	2.2%	14,171	17.0%

	$5,494,501	100.0%	$3,924,310	100.0%	$1,570,191	40.0%

Device revenue increased by $1.28 billion, or 39.8%, to $4.48 billion, or 81.6% of consolidated revenue, in the third quarter of fiscal 2011 compared to $3.21 billion, or 81.7% of consolidated revenue, in the third quarter of fiscal 2010. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 4.1 million devices, or 41%, to approximately 14.2 million devices in the third quarter of fiscal 2011 compared to approximately 10.1 million devices in the third quarter of fiscal 2010. Consistent with the prior quarter, growth in non-North America markets continued to be a strong driver of growth as a result of increased demand for BlackBerry products and services. ASP for the third quarter of fiscal 2011 reflects a shift in the mix of certain products shipped, including new product introductions. ASP is dependent on a number of factors including projected future sales volumes, device mix, and new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 3%, change in blended ASP would result in a quarterly revenue change of approximately $142 million, based upon the Company’s volume of devices shipped in the third quarter of fiscal 2011.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Service revenue increased by $268.0 million, or 47.3%, to $834.7 million, or 15.2% of consolidated revenue in the third quarter of fiscal 2011, compared to $566.8 million, or 14.4% of consolidated revenue, in the third quarter of fiscal 2010, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2010. For the third quarter of fiscal 2011, net subscriber account additions were 5.1 million compared to approximately 4.4 million for the third quarter of fiscal 2010. The total BlackBerry subscriber account base at the end of the third quarter of fiscal 2011 was over 55 million compared to approximately 36 million at the end of the third quarter of fiscal 2010. The Company continued to experience success in increasing BlackBerry penetration in enterprise, consumer and pre-paid markets during the third quarter. The percentage of the subscriber account base outside of North America at the end of the third quarter of fiscal 2011 was over 48%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased by approximately $10.6 million, or 15.8%, to $77.8 million in the third quarter of fiscal 2011 from $67.2 million in the third quarter of fiscal 2010. This increase was primarily attributable to software revenues earned from a recent business acquisition in the second quarter of fiscal 2011.
Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, increased by $14.1 million to $97.5 million in the third quarter of fiscal 2011 compared to $83.4 million in the third quarter of fiscal 2010. The majority of the increase was attributable to accessories and non-warranty repairs revenues partially offset by losses realized from revenue hedging instruments. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $718.4 million, or 42.8%, to $2.39 billion, or 43.6% of revenue, in the third quarter of fiscal 2011, compared to $1.68 billion, or 42.7% of revenue, in the third quarter of fiscal 2010. The increase in consolidated gross margin was primarily due to an increase in the number of device shipments and an increase in service revenue as a result of additional subscriber accounts, which comprised 15.2% of total revenue mix in the third quarter of fiscal 2011 compared to 14.4% in the third quarter of fiscal 2010.
The Company expects consolidated gross margin in the fourth quarter of fiscal 2011 to be similar to levels experienced in the third quarter of fiscal 2011 based on the Company’s current expectation for product mix, device ASP, current product costs and foreign exchange.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended November 27, 2010, compared to the quarter ended August 28, 2010 and the quarter ended November 28, 2009. The Company believes it is meaningful to provide a comparison between the third quarter of fiscal 2011 and the second quarter of fiscal 2011 given that RIM’s quarterly operating results vary substantially.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Three Months Ended
	(in thousands)
	November 27, 2010		August 28, 2010		November 28, 2009
		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$5,494,501		$4,621,335		$3,924,310

Operating expenses
Research and development	$357,301	6.5%	$323,005	7.0%	$242,329	6.2%
Selling, marketing and administration	666,086	12.1%	546,077	11.8%	465,717	11.9%
Amortization	114,662	2.1%	104,497	2.3%	83,129	2.1%

Total	$1,138,049	20.7%	$973,579	21.1%	$791,175	20.2%

Total operating expenses for the third quarter of fiscal 2011 as a percentage of revenue decreased by 0.4% to 20.7% of revenues when compared to the second quarter of fiscal 2011.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses increased by $34.3 million to $357.3 million, or 6.5% of revenue, in the third quarter of fiscal 2011, compared to $323.0 million, or 7.0% of revenue, in the second quarter of fiscal 2011. The majority of the increase was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $120.0 million to $666.1 million for the third quarter of fiscal 2011 compared to $546.1 million for the second quarter of fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 12.1% in the third quarter of fiscal 2011 from 11.8% in the second quarter of fiscal 2011. The net increase of $120.0 million was primarily attributable to increases in expenditures for marketing, advertising, promotion as well as increases in salary and benefits primarily incurred as a result of increased personnel.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010. Intangible assets are comprised of patents, licenses and acquired technology.

	Three Months Ended
	(in thousands)
	Included in Amortization			Included in Cost of Sales
	November 27,	November 28,		November 27,	November 28,
	2010	2009	Change	2010	2009	Change

Property, plant and equipment	$69,719	$48,423	$21,296	$57,746	$41,616	$16,130
Intangible assets	44,943	34,706	10,237	49,706	40,857	8,849

Total	$114,662	$83,129	$31,533	$107,452	$82,473	$24,979

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $31.5 million to $114.7 million for the third quarter of fiscal 2011 compared to $83.1 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last several quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $25.0 million to $107.5 million for the third quarter of fiscal 2011 compared to $82.5 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last several quarters.
Investment Income (Loss)
Investment income decreased by $17.2 million to a loss of $10.8 million in the third quarter of fiscal 2011 from income of $6.4 million in the third quarter of fiscal 2010. The decrease primarily reflects impairment charges recognized during the period of $16.7 million. The decrease was also partially attributed to a decrease in the Company’s average cash, cash equivalents and investment balances and slight decreases in yields due to lower interest rates when compared to the same period in fiscal 2010. See “Financial Condition — Liquidity and Capital Resources”.
Income Taxes
For the third quarter of fiscal 2011, the Company’s income tax expense was $333.7 million, resulting in an effective tax rate of 26.8% compared to income tax expense of $262.1 million and an effective tax rate of 29.4% for the comparable period in fiscal 2010. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management anticipates the Company’s effective tax rate for the fourth quarter of fiscal 2011 to be approximately 27%.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income for the third quarter of fiscal 2011 was $911.1 million, an increase of $282.7 million, or 45.0%, compared to net income of $628.4 million in the third quarter of fiscal 2010. The $282.7 million increase in net income in the third quarter of fiscal 2011 primarily reflects an increase in gross margin in the amount of $718.4 million, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $346.9 million in the Company’s operating expenses, and an increase of $71.5 million in the provision for income taxes.
Basic EPS was $1.74 and diluted EPS was $1.74 in the third quarter of fiscal 2011, an increase of 56.8% and 58.2%, respectively, compared to $1.11 basic EPS and $1.10 diluted EPS in the third quarter of fiscal 2010.
The weighted average number of shares outstanding was 522.4 million common shares for basic EPS and 524.4 million common shares for diluted EPS for the quarter ended November 27, 2010 compared to 566.3 million common shares for basic EPS and 570.9 million common shares for diluted EPS for the quarter ended November 28, 2009.
Common Shares Outstanding
On December 14, 2010, there were 521.8 million common shares, 7.2 million options to purchase common shares, 2.5 million restricted share units and 48,063 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
In the third quarter of fiscal 2011, the Company repurchased 2.9 million common shares at a cost of $133.2 million pursuant to the 2011 Repurchase Program. There was a reduction of $10.9 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $122.3 million was charged to retained earnings. Since the inception of the 2011 Repurchase Program, the Company has repurchased a total of 31.3 million common shares for an aggregate cost of $1.67 billion, resulting in the effective completion of the 2011 Repurchase Program. All common shares repurchased by the Company pursuant to the 2011 Repurchase Program have been cancelled.

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Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nine months ended November 27, 2010 compared to the nine months ended November 28, 2009
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in thousands of dollars, except for share and per share amounts, and as a percentage of revenue, for the nine months ended November 27, 2010 and November 28, 2009:

	Nine Months Ended
					Change Fiscal
	November 27, 2010		November 28, 2009		2011/2010
	(in thousands, except for per share amounts)
Revenue	$14,351,229	100.0%	$10,873,512	100.0%	$3,477,717
Cost of sales	7,978,732	55.6%	6,152,336	56.6%	1,826,396

Gross margin	6,372,497	44.4%	4,721,176	43.4%	1,651,321

Operating expenses
Research and development	967,886	6.7%	697,677	6.4%	270,209
Selling, marketing and administration (1)	1,695,004	11.8%	1,409,756	13.0%	285,248
Amortization	313,327	2.2%	223,817	2.1%	89,510
Litigation (2)	—	—	163,800	1.5%	(163,800)

	2,976,217	20.7%	2,495,050	22.9%	481,167

Income from operations	3,396,280	23.7%	2,226,126	20.5%	1,170,154
Investment income	4,812	0.0%	23,186	0.2%	(18,374)

Income before income taxes	3,401,092	23.7%	2,249,312	20.7%	1,151,780
Provision for income taxes (1)	924,373	6.4%	502,290	4.6%	422,083

Net income	$2,476,719	17.3%	$1,747,022	16.1%	$729,697

Earnings per share
Basic	$4.58		$3.08		$1.50

Diluted	$4.56		$3.05		$1.51

Weighted-average number of shares outstanding (000’s)
Basic	540,394		566,951
Diluted	543,024		572,608

(1)	Selling, marketing and administration in the first nine months of fiscal 2010 included unusual charges of $96.4 million and Provision for income taxes included a benefit of $175.1 million, both recognized in the first quarter of fiscal 2010. These items related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues

15

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Results of Operations — Selling, Marketing and Administrative Expenses” for the nine months ended November 27, 2010.

(2)	In the second quarter of fiscal 2010, the Company settled all outstanding worldwide litigation (the “Visto Litigation”) with Visto Corporation (“Visto”). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Results of Operations — Litigation Expense” for the nine months ended November 27, 2010.
Revenue
Revenue for the first nine months of fiscal 2011 was $14.35 billion, an increase of $3.48 billion, or 32.0%, from $10.87 billion in the first nine months of fiscal 2010.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	Nine Months Ended
	November 27, 2010		November 28, 2009		Change Fiscal 2011/2010

Millions of devices sold	37.5		26.2		11.3	43%

Average Selling Price	$307		$339		$(32)	(9%)

Revenues (in thousands)

Devices	$11,474,906	80.0%	$8,861,364	81.5%	$2,613,542	29.5%
Service	2,298,735	16.0%	1,518,074	14.0%	780,661	51.4%
Software	213,832	1.5%	190,045	1.7%	23,787	12.5%
Other	363,756	2.5%	304,029	2.8%	59,727	19.6%

	$14,351,229	100.0%	$10,873,512	100.0%	$3,477,717	32.0%

Device revenue increased by $2.61 billion, or 29.5%, to $11.47 billion, or 80.0% of consolidated revenue, in the first nine months of fiscal 2011 compared to $8.86 billion, or 81.5% of consolidated revenue, in the first nine months of fiscal 2010. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 11.3 million units, or 43%, to approximately 37.5 million devices in the first nine months of fiscal 2011 compared to approximately 26.2 million devices in the first nine months of fiscal 2010, offset by a decrease of $32, or 9%, in ASP to $307 in the first nine months of the current fiscal period from $339 in the first nine months of fiscal 2010.
Service revenue increased $780.7 million, or 51.4%, to $2.30 billion and comprised 16.0% of consolidated revenue in the first nine months of fiscal 2011 compared to $1.52 billion, or 14.0% of consolidated revenue in the first nine months of fiscal 2010, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2010.

16

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Software revenue increased $23.8 million, or 12.5%, to $213.8 million in the first nine months of fiscal 2011 from $190.0 million in the first nine months of fiscal 2010. The majority of the increase was attributable to revenues earned from a recent business acquisition in the second quarter of fiscal 2011, technical support and software upgrades, which was partially offset by a decrease in CALs and BES licensing fees.
Other revenue increased by $59.7 million to $363.8 million in the first nine months of fiscal 2011 compared to $304.0 million in the first nine months of fiscal 2010, which was primarily attributable to foreign exchange gains realized from revenue hedging instruments.
Gross Margin
Consolidated gross margin increased by $1.65 billion, or 35.0%, to $6.37 billion, or 44.4% of revenue, in the first nine months of fiscal 2011, compared to $4.72 billion, or 43.4% of revenue, in the same period of the previous fiscal year. The increase of 1.0% in consolidated gross margin percentage was primarily due to an increase in the blended device margins driven by shifts in product mix. This increase in gross margin was also attributable to higher service revenue as a result of additional subscriber accounts, which comprised 16.0% of total revenue mix in the first nine months of fiscal 2011 compared to 14.0% in the first nine months of fiscal 2010. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for the nine months ended November 27, 2010, compared to the nine months ended November 28, 2009.

	Nine Months Ended
	(in thousands)
					Change Fiscal
	November 27, 2010		November 28, 2009		2011/2010
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$14,351,229		$10,873,512		$3,477,717	32.0%

Operating expenses
Research and development	$967,886	6.7%	$697,677	6.4%	$270,209	38.7%
Selling, marketing and administration (1)	1,695,004	11.8%	1,409,756	13.0%	285,248	20.2%
Amortization	313,327	2.2%	223,817	2.1%	89,510	40.0%
Litigation (2)	—	—	163,800	1.5%	(163,800)	-100%

Total	$2,976,217	20.7%	$2,495,050	22.9%	$481,167	19.3%

17

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Selling, marketing and administration in the first nine months of fiscal 2010 included unusual charges of $96.4 million recognized in the first quarter of fiscal 2010. The unusual charges related to a charge for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada. See “Results of Operations — Selling, Marketing and Administrative Expenses” for the nine months ended November 27, 2010.

(2)	In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Results of Operations — Litigation Expense” for the nine months ended November 27, 2010.
Research and Development Expenses
Research and development expenses increased by $270.2 million to $967.9 million, or 6.7% of revenue, in the nine months ended November 27, 2010, compared to $697.7 million, or 6.4% of revenue, in the first nine months of fiscal 2010. The majority of the increase during the first nine months of fiscal 2011, compared to fiscal 2010, was attributable to salaries and benefits due to an increase in the headcount associated with research and development activities, as well as increased materials usage and facilities expenses.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $285.2 million to $1.70 billion for the first nine months of fiscal 2011 compared to $1.41 billion for the comparable period in fiscal 2010. As a percentage of revenue, selling, marketing and administration expenses decreased to 11.8% in the current fiscal period from 13.0% in the comparable preceding fiscal period. Excluding the impact of $96.4 million of unusual charges in the first quarter of fiscal 2010, selling, marketing and administration expenses increased by $381.6 million. The majority of this increase was attributable to increased expenditures on marketing, advertising, and promotion, increased salary and benefits expenses, primarily as a result of increased personnel, which was partially offset by foreign exchange losses.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2010. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration expenses for the first quarter of fiscal 2010 was a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as part of the Company’s foreign currency hedging program. See “Income Taxes” for the nine months ended November 27, 2010 for further details on the changes to the functional currency tax legislation in Canada, and

18

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
“Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Selling, marketing and administration expenses for the first nine months of fiscal 2010 also included a charge in the first quarter of fiscal 2010 of $42.1 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. In the first quarter of fiscal 2010, the Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-Chief Executive Officers, related to the exercise of certain stock options issued by the Company.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the nine months ended November 27, 2010 compared to the nine months ended November 28, 2009. Intangible assets are comprised of patents, licenses and acquired technology.

	Nine Months Ended
	(in thousands)
	Included in Amortization			Included in Cost of Sales
	November 27,	November 28,		November 27,	November 28,
	2010	2009	Change	2010	2009	Change

Property, plant and equipment	$195,017	$131,606	$63,411	$158,464	$108,799	$49,665
Intangible assets	118,310	92,211	26,099	144,733	102,150	42,583

Total	$313,327	$223,817	$89,510	$303,197	$210,949	$92,248

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $89.5 million to $313.3 million for the first nine months of fiscal 2011 compared to $223.8 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last several quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $92.2 million to $303.2 million in the first nine months of fiscal 2011 compared to $210.9 million for the comparable period in fiscal 2010, which primarily reflects the impact of certain intangible assets and property, plant and equipment additions made over the last several quarters.
Litigation Expense
In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer

19

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $18.4 million to $4.8 million in the first nine months of fiscal 2011 from $23.2 million in the comparable period of fiscal 2010. The decrease primarily reflects impairment charges recognized during the first nine months of fiscal 2011 of $16.7 million. The decrease was also partially attributed to a decrease in the Company’s average cash, cash equivalents and investment balances and slight decreases in yields due to lower interest rates when compared to the same period in fiscal 2010. See “Financial Condition — Liquidity and Capital Resources”, “Financial Condition — Lehman Brothers International (Europe)” and “Financial Condition — Auction Rate Securities”.
Income Taxes
For the first nine months of fiscal 2011, the Company’s income tax expense was $924.4 million, resulting in an effective tax rate of 27.2% compared to income tax expense of $502.3 million and an effective tax rate of 22.3% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allowed the Company to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $145.0 million related to the enactment of the functional currency rules in the first quarter of fiscal 2010, resulting in the lower effective tax rate.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income was $2.48 billion in the first nine months of fiscal 2011 compared to net income of $1.75 billion for the comparable period in fiscal 2010. The $729.7 million increase in net income for the first nine months of fiscal 2011 primarily reflects an increase in gross margin in the amount of $1.65 billion, resulting primarily from the increased number of device shipments as well as an increase in service revenue as a result of additional subscriber accounts, which was partially offset by an increase of $481.2 million in the Company’s operating expenses, and an increase of $422.1 million in the provision for income taxes. Included in net income for the first nine months of fiscal 2010 was the impact of unusual charges of $96.4 million during the first quarter of fiscal 2010, a $175.1 million income tax benefit in the first quarter of fiscal 2010, which related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada, and a $163.8 million litigation charge during the third quarter of fiscal 2010, which related to the settlement of the Visto Litigation. See “Results of Operations — Selling, Marketing, and Administration Expenses” for the nine months ended November 27, 2010, “Results of Operations — Income Taxes” for the nine months ended November 27, 2010 and “Results of Operations — Litigation Expenses” for the nine

20

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
months ended November 27, 2010.
Basic EPS was $4.58 and diluted EPS was $4.56 in the first nine months of fiscal 2011, an increase of 48.7% and 49.5%, respectively, compared to $3.08 basic EPS and $3.05 diluted EPS in the first nine months of fiscal 2010. Diluted EPS of $3.05 in the first nine months of fiscal 2010 included approximately $0.06 from the impact of unusual charges of $96.4 million and an income tax benefit of $175.1 million during the first quarter of fiscal 2010 and a litigation charge of $163.8 million during the second quarter of fiscal 2010.
The weighted average number of shares outstanding was 540.4 million common shares for basic EPS and 543.0 million common shares for diluted EPS for the nine months ended November 27, 2010 compared to 567.0 million common shares for basic EPS and 572.6 million common shares for diluted EPS for the same period in fiscal 2010.
Common Shares Outstanding
On December 14, 2010, there were 521.8 million common shares, 7.2 million options to purchase common shares, 2.5 million restricted share units and 48,063 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
On November 4, 2009, the Company’s Board of Directors authorized the repurchase of common shares up to an authorized limit of $1.2 billion (the “2010 Repurchase Program”). The Company repurchased 5.9 million common shares at a cost of $409.9 million during the three months ended May 29, 2010. There was a reduction of $22.5 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $387.4 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the 2010 Repurchase Program have been cancelled. Under the 2010 Repurchase Program, the Company has repurchased a total of 18.2 million common shares for an aggregate cost of $1.19 billion, resulting in the effective completion of the 2010 Repurchase Program.
Pursuant to the 2011 Repurchase Program, the Company repurchased and cancelled 31.3 million common shares at a cost of $1.67 billion during the first nine months of fiscal 2011, resulting in the effective completion of the 2011 Repurchase Program. As a result of the repurchase and cancellation, there was a reduction of $118.6 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of $1.55 billion was charged to retained earnings.
The 31.3 million common shares purchased under the 2011 Repurchase Program together with the 18.2 million common shares purchased by the Company under the 2010 Repurchase Program, represent approximately 10% of the Company’s public float of common shares.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 27, 2010. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when

21

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2011			Fiscal Year 2010				Fiscal Year 2009
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands, except per share data)

Revenue	$5,494,501	$4,621,335	$4,235,393	$4,079,712	$3,924,310	$3,525,692	$3,423,510	$3,463,193

Gross margin	$2,393,615	$2,055,566	$1,923,316	$1,863,090	$1,675,255	$1,554,396	$1,491,525	$1,383,578
Operating expenses (1) (2)	1,138,049	973,579	864,589	851,346	791,175	902,411	801,464	650,623
Investment income (loss)	(10,787)	6,406	9,193	5,454	6,425	7,625	9,136	10,568

Income before income taxes	1,244,779	1,088,393	1,067,920	1,017,198	890,505	659,610	699,197	743,523

Provision for income taxes (1)	333,666	291,689	299,018	307,076	262,134	183,989	56,167	225,264

Net income	$911,113	$796,704	$768,902	$710,122	$628,371	$475,621	$643,030	$518,259

Earnings per share
Basic	$1.74	$1.46	$1.39	$1.27	$1.11	$0.84	$1.13	$0.92
Diluted	$1.74	$1.46	$1.38	$1.27	$1.10	$0.83	$1.12	$0.90

Research and development	$357,301	$323,005	$287,580	$267,164	$242,329	$235,571	$219,777	$182,535

Selling, marketing and administration (1)	666,086	546,077	482,841	497,642	465,717	429,748	514,291	406,493
Amortization	114,662	104,497	94,168	86,540	83,129	73,292	67,396	61,595
Litigation (2)	—	—	—	—	—	163,800	—	—

Operating expenses	$1,138,049	$973,579	$864,589	$851,346	$791,175	$902,411	$801,464	$650,623

(1)	Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96.4 million and Provision for income taxes included a benefit of $175.1 million. These items related to a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods and the foreign exchange impact of the enactment of functional currency tax legislation in Canada.

(2)	In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

22

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $398.4 million to $2.47 billion as at November 27, 2010 from $2.87 billion as at February 27, 2010. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at November 27, 2010.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at
	(in thousands)
	November 27, 2010	February 27, 2010	Change

Cash and cash equivalents	$1,435,437	$1,550,861	$(115,424)
Short-term investments	340,222	360,614	(20,392)
Long-term investments	695,698	958,248	(262,550)

Cash, cash equivalents, and investments	$2,471,357	$2,869,723	$(398,366)

The decrease in cash, cash equivalents, and investments was primarily due to net cash flows used in financing activities and investing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

	Nine Months Ended
	(in thousands)
	November 27, 2010	November 28, 2009

Net cash flows provided by (used in):
Operating activities	$3,004,498	$2,263,523
Investing activities	(994,299)	(965,415)
Financing activities	(2,119,802)	(843,152)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(5,821)	(4,193)

Net increase (decrease) in cash and cash equivalents	$(115,424)	$450,763

Cash flows for the nine months ended November 27, 2010
Operating Activities
Net cash flows provided by operating activities were $3.00 billion for the first nine months of fiscal 2011, primarily reflecting higher net income which was partially offset by an increase in accounts receivable in the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010.

23

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at
	(in thousands)
	November 27, 2010	November 28, 2009	Change

Current assets	$7,298,978	$5,573,900	$1,725,078
Current liabilities	3,834,384	2,752,376	1,082,008

Working capital	$3,464,594	$2,821,524	$643,070

The increase in current assets of $1.73 billion at the end of the third quarter of fiscal 2011 from the end of the third quarter of fiscal 2010 was primarily due to an increase in accounts receivables of $1.39 billion, an increase in cash and cash equivalents of $149.1 million, an increase in other current assets of $81.6 million, and an increase in inventories of $66.1 million. At the end of the third quarter of fiscal 2011, accounts receivable was approximately $4.10 billion, an increase of $1.39 billion from the end of the third quarter of fiscal 2010. This increase is primarily due to the increasing international mix of business where payment terms tend to be longer and the timing of shipments in the quarter. Days sales outstanding increased to 68 days in the third quarter of fiscal 2011 from 58 days at the end of fiscal 2010.
The increase in current liabilities of $1.10 billion at the end of the third quarter of fiscal 2011 from the end of the third quarter of fiscal 2010 was primarily due to increases in accounts payable, accrued liabilities, and tax payable. As at November 27, 2010, accounts payable was approximately $1.27 billion, an increase of $459.5 million from the end of the third quarter of fiscal 2010, primarily due to the timing of purchases during the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010. The increase in accrued liabilities of $551.3 million from the end of the third quarter of fiscal 2010 was primarily attributable to increases in accrued warranties and accrued royalties, offset partially by a decrease in accrued vendor liabilities. Income taxes payable has increased by $47.4 million in the third quarter of fiscal 2011 compared to the third quarter of fiscal 2010 due to the Company’s increased profitability as well as the timing and amount of income tax installment payments.
Investing Activities
During the nine months ended November 27, 2010, cash flows used in investing activities were $994.3 million and included property, plant, and equipment additions of $735.2 million, business acquisitions of $332.9 million, intangible asset additions of $192.3 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition in the amount of $266.1 million. For the same period of the prior fiscal year, cash flows used in investing activities were $965.4 million and included property, plant, and equipment additions of $751.0 million, intangible asset additions of $385.5 million, and business acquisitions of $131.5 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $302.6 million.
The slight decrease in property, plant and equipment additions was primarily due to a reduction in the level of investment in building expansion, renovations to existing facilities, and manufacturing equipment. During the nine months ended November 27, 2010, the additions to intangible assets primary consisted of certain patents acquired as a result of a Settlement and License Agreement entered into by the Company and Motorola, Inc., and agreements with third parties totaling approximately $63.9 million for the use of intellectual property,

24

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions. Business acquisitions in the first nine months of fiscal 2011 related to the purchase of QNX Software Systems, as well as the purchase of a company whose proprietary software will be incorporated into the Company’s software, the purchase of a company whose acquired technologies will enhance document access and handling capacities, and the purchase of a company whose acquired technologies will enhance the Company’s ability to manage application store fronts and data collection. Investments in intangible assets in the first nine months of fiscal 2010 were primarily associated with the settlement of the Visto Litigation, see “Results of Operations — Litigation”, agreements with third parties for use of intellectual property and business acquisitions. All acquired patents were recorded as intangible assets and are being amortized over their estimated useful lives. Business acquisitions in the first nine months of fiscal 2010 related to the purchase of Certicom Corp., Torch Mobile Inc. and the purchase of a company whose proprietary software will be incorporated into the Company’s software.
Financing Activities
Cash flows used in financing activities were $2.12 billion for the first nine months of fiscal 2011 and were primarily attributable to the common share repurchase programs described above in the amount of $2.08 billion, as well as the purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as treasury stock, in the amount of $59.7 million, partially offset by proceeds from the issuance of common shares in the amount of $17.0 million. Cash flows used in financing activities were $843.2 million for the first nine months of fiscal 2010 and were primarily attributable to the 2010 Repurchase Program described above in the amount of $775.0 million, purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the consolidated balance sheet for accounting purposes as treasury stock in the amount of $88.8 million, the repayment of debt acquired through acquisitions in the amount of $6.1 million, offset partially by the proceeds from the exercise of stock options in the amount of $24.7 million and tax benefits from the exercise of stock options.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at November 27, 2010, the Company held $40.5 million in face value of investment grade auction rate securities for which auctions are not taking place. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the continuing lack of liquidity in these securities, the Company recognized through investment income, in the third quarter of fiscal 2011, an other-than-temporary impairment charge of $5.9 million in the quarter. The Company used a multi-year investment horizon to value these securities and considered the underlying risk of the securities and the current market interest rate environment. RIM has the ability and intent to hold these securities until such time that market liquidity return to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. The auction rate securities are classified as long-term investments on the balance sheet given the uncertainty as to when market liquidity for auction rate securities will return to normal.

25

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Lehman Brothers International (Europe)
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claim: an additional asset was identified as belonging to the Company in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2010, the Company signed the ‘Form of Acceptance’ and ‘Claim Resolution Agreement’, which are the necessary steps to have the identified assets returned. On June 8, 2010, the Company received a Claim Amount Notice from LBIE identifying amounts to be paid out in respect to certain identified assets. On August 10, 2010, the Company received a payment net of fees in the amount of $37.8 million representing monies for three of the identified assets listed in the Claim Amount Notice. The Company currently has trust claims filed with the Administrators totalling $46.6 million for unreturned assets and continues to maintain it has a valid trust claim on those assets. Based on communications with the Administrators and publicly available information published by the Administrators, as well as the passage of time, during the third quarter of fiscal 2011, the Company decided to record an other-than-temporary impairment charge to investment income in the amount of $10.8 million given the uncertainty associated with the Administrator not having specifically identified these funds as trust funds.
As at November 27, 2010, the carrying value of the Company’s claim on LBIE assets is $35.8 million. The Company continues to work with the Administrators for the return of the remaining assets, identified or not specifically identified, along with the past interest accrued on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at November 27, 2010:

	(in thousands)
		Less than One	One to	Four to Five	Greater than
	Total	Year	Three Years	Years	Five Years

Operating lease obligations	$209,149	$38,245	$65,761	$46,626	$58,517
Purchase obligations and commitments	5,970,148	5,970,148	—	—	—

Total	$6,179,297	$6,008,393	$65,761	$46,626	$58,517

26

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Purchase obligations and commitments amounted to approximately $5.97 billion as at November 27, 2010, with purchase orders with contract manufacturers representing approximately $5.79 billion of the total. The Company also has commitments on account of capital expenditures of approximately $182.0 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
On December 2, 2010, a wholly-owned subsidiary of the Company entered into an agreement to purchase 100% of the common shares of a subsidiary of TAT The Astonishing Tribe (“TAT”). TAT’s design expertise and technologies will be incorporated into the Company’s products to enhance the user interface and customer experience. The offer is subject to customary conditions and is not subject to any financing conditions. Any shares purchased under the agreement will be funded with the Company’s cash on hand. The acquisition is expected to close before the end of the current fiscal year.
The Company has not paid any cash dividends in the last three fiscal years.
Cash, cash equivalents, and investments were $2.47 billion as at November 27, 2010. The Company believes its financial resources, together with expected future income, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has $150.0 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at November 27, 2010, the Company has utilized $7.5 million of the Facilities for outstanding letters of credit, and $142.5 million of the Facilities are unused.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 and under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation,

27

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form for the fiscal year ended February 27, 2010, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 27, 2010. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments, since April 1, 2010, the date of RIM’s Annual Information Form, and should be read in conjunction with more detailed information contained in RIM’s Annual Information Form.
On June 10, 2010, the Company and Motorola, Inc. (“Motorola”) entered into a Settlement and License Agreement (the “Agreement”), which ends all outstanding worldwide litigation between the two companies. The Company and Motorola (the “parties”) will benefit from a long-term, intellectual property cross-licensing arrangement involving the parties receiving cross-licenses of various patent rights, including patent rights relating to certain industry standards and certain technologies, such as 2G, 3G, 4G, 802.11 and wireless email. In addition, the parties have transferred certain patents to each other. The financial terms of the Agreement include an up-front payment and ongoing royalties to Motorola. This Agreement did not have a material impact on the Company’s results of operations and financial condition.
On June 6, 2007, Minerva Industries (“Minerva”) filed a complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 6,681,120 (“’120”) and seeking an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 7,321,783 (“’783”) and seeking an injunction and monetary damages. RIM answered the first complaint on January 28, 2008 and the second complaint on March 14, 2008. On December 1, 2008, RIM’s motion to consolidate the two cases was granted. On February 3, 2010, the court determined that the asserted claims of the ‘120 patent and one independent claim of the ‘783 patent were invalid. As a result, only some claims of the ‘783 patent remain in the case. The Company and Minerva settled on May 7, 2010 for an amount that is not material to the Consolidated Financial Statements.
On December 29, 2008, Prism Technologies, LLC (“Prism”) filed a complaint against the Company and Microsoft Corporation in the United States District Court for the District of Nebraska. The single patent-in-suit is U.S. Patent No. 7,290,288 (“the ’288 Patent”). The court rescheduled the trial date to January 28, 2011. Microsoft entered into an agreement with Prism and was dismissed from this action on September 28, 2009. On December 2, 2009, Prism filed a complaint with the U.S. International Trade Commission (the “ITC”) against the Company alleging infringement of the ’288 Patent. The Administrative Law Judge (the “ALJ”)

28

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
presiding over the case set a trial date for August 30, 2010 and a target date for completion of the investigation of April 5, 2011. The Company and Prism settled on May 5, 2010 for an amount that is not material to the Consolidated Financial Statements.
On August 6, 2009, Intellect Wireless (“Intellect”) filed a lawsuit against the Company, HTC, and AT&T in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 7,257,210; 7,305,076; 7,310,416; and 7,266,186. The patents are generally related to wireless systems and contact data, caller identification, and pictures. The Company and Intellect settled on June 17, 2010 for an amount that is not material to the Consolidated Financial Statements.
On October 23, 2009, Raylon LLC (“Raylon”) filed an amended complaint adding the Company and four other defendants to an existing patent infringement suit. The original complaint was filed on August 6, 2009 in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 6,655,589. The single patent-in-suit generally relates to traffic citation issuance. The Company and Raylon settled on March 30, 2010 for an amount that is not material to the Consolidated Financial Statements.
On March 7, 2008, FlashPoint Technology, Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and other defendants in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 6,118,480; 6,177,956; 6,222,538; 6,223,190 (“the ‘190 Patent”); 6,249,316; 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint against the Company as to six of the seven patents-in-suit, leaving only the ‘190 Patent in the litigation against the Company. On February 6, 2009, FlashPoint filed an amended complaint adding U.S. Patent Nos. 5,903,309 (“the ‘309 Patent”), 6,278,447 (“the ‘447 Patent”) and 6,400,471 (“the ‘471 Patent”) to the litigation. Only the ‘447 Patent and the ‘471 Patent have been asserted against the Company’s products. The court has set a trial date of June 13, 2011. On December 17, 2009, the court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit (including all appeals).
On May 13, 2010, FlashPoint Technology, Inc. filed a complaint with the ITC against the Company, as well as three other companies, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination will be provided on July 13, 2011 and the target date for completion of the investigation is November 14, 2011. Proceedings are ongoing.
On November 17, 2008, Spansion, Inc. and Spansion, LLC (collectively, “Spansion”) filed a complaint with the ITC against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively, “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of United States Patent Nos. 6,380,029 (“the ‘029 Patent”); 6,080,639 (“the ‘639 Patent”); 6,376,877 (“the ‘877 Patent”) and 5,715,194 (“the ‘194 Patent”). The patents relate generally to flash memory chips. The complaint does not seek money damages, but requests that the ITC issue orders prohibiting the Company’s products containing certain flash memory chips made by Samsung from being imported into the U.S. and sold in the U.S. On March 16, 2010 and April 7, 2010, the ALJ presiding over the case granted consent motions from Spansion to terminate the ITC investigation in part as to the ‘029 Patent and the ‘639 Patent, respectively, thereby leaving only two patents remaining in the case. From May 3, 2010 to May 14, 2010, a trial was held regarding the ‘877 Patent and the ‘194 Patent. On October 22, 2010, the ALJ issued his initial determination finding no violation. The ALJ’s initial determination is subject to review

29

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
by the ITC. The target date for the completion of the investigation is scheduled for February 22, 2011. Proceedings are ongoing.
On August 6, 2010, Spansion, LLC filed a second complaint with the ITC against the Company and other respondents, alleging infringement of four patents, only three of which are alleged against the Company. The three patents alleged against the Company include U.S. Patent Nos. 7,018,922; 6,900,124; and 6,369,416. A fourth patent, not alleged against the Company, is U.S. Patent No. 6,459,625. All the patents-at-issue are generally directed to flash memory chips. The complaint does not seek money damages, but requests that the ITC issue orders prohibiting certain of the Company products from being imported into the U.S. and sold in the U.S. The ALJ has set a trial date of June 20, 2011 and a target date for completion of the investigation of January 12, 2012. Proceedings are ongoing.
On September 8, 2010, Eatoni filed a motion to vacate a June 8, 2010 arbitration award and a March 2007 arbitration award in the Southern District of New York in a lawsuit filed on November 19, 2008 against the Company alleging that: the Company breached the March 2007 arbitration award; the license to the Company for Eatoni’s U.S. Patent 6,885,317 (the “‘317 Patent”) is invalid; the Company infringed the ‘317 Patent; and the Company monopolized the reduced QWERTY market with its Sure Type line of devices. The original lawsuit to which this matter relates was filed on April 28, 2005 and settled on September 26, 2005 through mediation. A subsequent arbitration proceeding was held in February 2007 with an arbitration award issued in March 2007. An arbitration related to the current court action was held in December 2009 with an arbitration award issued on June 8, 2010. Proceedings are ongoing.
On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Kodak patents in the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335; 6,292,218 (the “‘218 Patent”) and 6,600,510 (the “510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. Proceedings are ongoing.
On January 14, 2010, Eastman Kodak filed a complaint with the ITC against the Company, and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain Company products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The ALJ set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Judge presiding over the case issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. Proceedings are ongoing.
On March 1, 2010, Uniloc USA, Inc. and Uniloc Private Limited (collectively, “Uniloc”) filed a lawsuit against the Company and 13 other defendants in the United States District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,490,216. The patent is generally directed to video compression and decompression. The complaint seeks an injunction and money damages. The

30

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company and Uniloc settled on October 20, 2010 for an amount immaterial to the Consolidated Financial Statements.
On May 27, 2010, UO! IP of Delaware, LLC (“UO! IP”) filed a lawsuit against the Company as well as 20 other defendants in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,704,699. The patent is generally directed to a language translation mobile device with a photography or scanner device. On June 18, 2010, UO! IP filed an amended complaint in the same court to add U.S. Patent No. 7,254,531 to the case against the Company and other defendants. The two patents are generally directed to power management and language translation. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On June 22, 2010, ADC Technology, Inc. (“ADC”) filed a lawsuit against the Company in the United States District Court for the Northern District of Illinois (Eastern Division) alleging infringement of U.S. Patent Nos. 6,985,136, 7,057,605, and 7,567,361. The patents are generally directed to GPS features in a portable communicator. The Company and ADC settled on August 25, 2010 for an amount that is not material to the Consolidated Financial Statements.
On June 30, 2010, Bandspeed Inc. filed a lawsuit against the Company as well as 36 other defendants in the United States District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On July 20, 2010, Innova Patent Licensing, LLC, filed a lawsuit against the Company as well as 25 other defendants in the United States District Court for the Eastern District of Texas, Marshall Division alleging infringement of U.S. Patent No. 6,018,761. The patent is generally directed to obtaining contextual information about a sender of an email. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On August 4, 2010, EON Corporation IP Holdings LLC, filed a lawsuit against the Company as well as 16 other defendants in the United States District Court for the Eastern District of Texas, Tyler Division alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On September 23, 2010 EON Corp. IP Holdings filed suit in the United States District Court for the District of Delaware against RIM Corporation and 16 other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive TV. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On September 2, 2010, Innovative Sonic Limited filed a lawsuit against the Company in the Eastern District of Texas, Tyler Division, asserting infringement of U.S. Patent Nos. 6,925,183; Re 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and money damages. Proceedings are ongoing.

31

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On September 7, 2010, Wordcheck Tech LLC filed a lawsuit against the Company as well as over 40 other defendants in the United States District Court for Eastern District of Texas, Tyler Division, asserting infringement of U.S. Patent No. 6,782,510. The patent is generally directed to a word checking tool. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On October 20, 2010, TQP Development LLC filed a lawsuit against the Company and ten other defendants in the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent No. 5,412,730. The patent generally relates to encryption technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On October 28, 2010, Alfred Levine amended his complaint to add the Company to a lawsuit filed in the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the complaint. The complaint alleges infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint seeks an injunction and money damages. Proceedings are ongoing.
OSC Settlement
As discussed under “Restatement of Previously Issued Financial Statements — OSC Settlement” in the Company’s MD&A for the fiscal year ended February 28, 2009, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission (“OSC”) approved a settlement agreement (the “Settlement Agreement”) with the Company and certain of its officers and directors, including its Co-Chief Executive Officers, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.
As part of the Settlement Agreement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC on the Company’s governance practices and procedures and its internal control over financial reporting. The Company retained Protiviti Co. (“Protiviti”) to carry out this engagement. See “Independent Governance Assessment” and Appendix A in the Company’s MD&A for the fiscal year ended February 27, 2010 for a further description of Protiviti’s engagement, its recommendations and the Company’s responses to such recommendations. A copy of Protiviti’s recommendations is also available on the website of the OSC. The Company is continuing to implement the recommendations of Protiviti as described in Appendix A of the Company’s MD&A for the fiscal year ended February 27, 2010.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the third quarter of fiscal 2011 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred

32

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
primarily in Canadian dollars. At November 27, 2010, approximately 25% of cash and cash equivalents, 28% of accounts receivables and 8.9% of accounts payable are denominated in foreign currencies (February 27, 2010 — 38%, 22% and 7%, respectively). These foreign currencies primarily include the Canadian dollar, Euro, and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company enters into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. The cash flow hedges were fully effective at November 27, 2010. As at November 27, 2010, the net unrealized gains on these forward contracts was approximately $52.2 million (February 27, 2010 — net unrealized gains of $62.2 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.
The Company enters into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at November 27, 2010, net unrealized gains of $20.8 million were recorded in respect of this amount (February 27, 2010 — net unrealized gains of $28.9 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company continues to experience significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at November 27, 2010 was $2.2 million (February 27, 2010 — $2.0 million). The Company also places insurance coverage for a portion of its

33

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
foreign accounts receivable balances. While the Company sells to a variety of customers, one customer comprised 12% of accounts receivable as at November 27, 2010 (February 27, 2010 — one customer comprised 14%). Additionally, three customers comprised 12%, 9% and 9% of the Company’s third quarter of fiscal 2011 sales (third quarter of fiscal 2010 sales — three customers comprised 25%, 13% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 27, 2010, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 23% (November 28, 2009 — 82%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 27, 2010, no single issuer represented more than 10% of the total cash, cash equivalents and investments (February 27, 2010 — no single issuer represented more than 8% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During the first nine months of fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount of $5.9 million. In addition, the Company recorded an other-than-temporary impairment charge on its LBIE bankruptcy trust claim in the amount of $10.8 million.
Impact of Accounting Pronouncements Not Yet Implemented
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.

34

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Changes in Internal Control Over Financial Reporting
During the three months ended November 27, 2010, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

35

DOCUMENT 3
FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 27, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 29, 2010 and ended on November 27, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: December 17, 2010

“James Balsillie”

James Balsillie
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Mike Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 27, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 29, 2010 and ended on November 27, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: December 17, 2010

“Mike Lazaridis”

Mike Lazaridis
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Brian Bidulka, Chief Financial Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 27, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 29, 2010 and ended on November 27, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: December 17, 2010

“Brian Bidulka”

Brian Bidulka
Chief Financial Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date: December 17, 2010	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Financial Officer